UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Immunovant, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45258J102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,592,253*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,592,253*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,592,253*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.87%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO, IA

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS RTW Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,300,729*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,300,729*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,729*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.10%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45258J102

1	NAMES OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 866,988**
	6	SHARED VOTING POWER 7,592,253*
	7	SOLE DISPOSITIVE POWER 866,988**
	8	SHARED DISPOSITIVE POWER 7,592,253*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,459,241*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.54%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 45258J102

Item 1(a).	Name of Issuer:

Immunovant, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

320 West 37th Street

New York, NY 10018

Item 2(a).	Names of Persons Filing:

The name of the persons filing this report (the “Reporting Persons”) are:

RTW Investments, LP

RTW Master Fund, Ltd.

Roderick Wong

Item 2(b).	Address of Principal Business Office or, if None, Residence:

RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

RTW Master Fund, Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9001, Cayman Islands

Roderick Wong

c/o RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

Item 2(c).	Citizenship:

RTW Investments, LP – Delaware

RTW Master Fund, Ltd. – Cayman Islands

Roderick Wong – United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value.

Item 2(e).	CUSIP Number:

45258J102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 45258J102

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RTW Investments, LP – 7,592,253*

RTW Master Fund, Ltd. – 5,300,792*

Roderick Wong – 8,459,241*

(b)	Percent of class

RTW Investments, LP – 5.87%*

RTW Master Fund, Ltd. – 4.10%*

Roderick Wong – 6.54%*

(c)	Number of shares as to which the person has:

(i)	Sole voting power to vote or to direct the vote

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 866,988**

(ii)	Shared voting power to vote or to direct the vote

RTW Investments, LP – 7,592,253*

RTW Master Fund, Ltd. – 5,300,729*

Roderick Wong – 8,459,241*

(iii)	Sole power to dispose or to direct the disposition of

RTW Investments, LP – 0

RTW Master Fund, Ltd. – 0

Roderick Wong – 866,988**

(iv)	Shared power to dispose or to direct the disposition of

RTW Investments, LP – 7,592,253*

RTW Master Fund, Ltd. – 5,300,729*

Roderick Wong – 8,459,241*

*

The Common Stock, $0.0001 par value (the “Shares”), of Immunovant, Inc. (the “Company”) reported herein are held by RTW Master Fund, Ltd. and one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Accordingly, for the purposes of Reg. Section 240.13d-3, the Adviser may be deemed to beneficially own an aggregate of 7,592,253 Shares. Roderick Wong, in his capacity as the Managing Partner of the Adviser and with his personal holdings, may be deemed to beneficially own an aggregate of 8,459,241 Shares. The percentages reported above and on the cover pages of this Schedule 13G are based on 129,182,451 outstanding shares as reported by the Company in its Form 10-Q filed on November 4, 2022. As of the original date of this report on Schedule 13G and based on the 97,890,705 shares issued and outstanding as reported by the Company in its Form 10-Q filed on November 12, 2020, the Shares attributed to RTW Master Fund, Ltd. would reflect 5.41% of the then issued and outstanding Shares, the shares attributed to the Adviser would reflect 7.75% of the then issued and outstanding Shares, and the Shares attributed to Dr. Wong would reflect 8.64% of the then issued and outstanding Shares. This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person’s pecuniary interest therein.

**

Of the 866,988 Shares deemed to be beneficially owned solely by Roderick Wong, 780,488, or 90.0%, of such Shares were received by Dr. Wong on November 2, 2020 as in-kind distributions in connection with his redemptions as a limited partner of the Funds.

CUSIP No. 45258J102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45258J102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 2, 2022

RTW Investments, LP

By:	/s/ Roderick Wong
Roderick Wong, M.D. Managing Partner

RTW Master Fund, Ltd.

By:	/s/ Roderick Wong
Roderick Wong, M.D. Director

Roderick Wong

By:	/s/ Roderick Wong
Roderick Wong, M.D., individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).